Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-June-08	30-June-07	30-June-08	30-June-07	Change
ASSETS

Cash & equivalents	42.579	44.958	80,9	85,5	-5,3%
Other current assets	223.659	193.327	425,2	367,5	15,7%
Total current assets	266.238	238.285	506,1	453,0	11,7%

PP&E, net	433.937	383.787	824,9	729,6	13,1%
Other assets	139.058	111.540	264,3	212,0	24,7%

TOTAL ASSETS	839.233	733.612	1.595,3	1.394,6	14,4%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	11.486	14.314	21,8	27,2	-19,8%
Other current liabilities	112.701	94.956	214,2	180,5	18,7%
Total current liabilities	124.187	109.270	236,1	207,7	13,7%

Long-term debt (2)	169.371	126.515	322,0	240,5	33,9%
Other long-term liabilities	55.144	50.863	104,8	96,7	8,4%
Total long-term liabilities	224.514	177.378	426,8	337,2	26,6%

Minority interest	55.616	54.094	105,7	102,8	2,8%

Stockholders' equity	434.916	392.869	826,8	746,8	10,7%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	839.233	733.612	1.595,3	1.394,6	14,4%

OTHER FINANCIAL INFORMATION

Total financial debt	180.857	140.829	343,8	267,7	28,4%

Net debt (3)	138.278	95.871	262,9	182,2	44,2%

Liquidity ratio	2,14	2,18
Debt / Capitalization	0,27	0,24

(1) Exchange rate: US$1.00 = Ch$526.05
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents